Filed by: Rumble Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Northern Data AG

CIK: 0001863502

Rumble Launches Exchange Offer for

Northern Data to Create a Unified Video, Cloud and AI Growth Platform

Positions Combined Company to Lead in AI Infrastructure

Acceptance Period Commences Today and Ends on May 9, 2026

Rumble Has Secured Commitments for Approximately 72% of the Outstanding Northern Data

Shares and there is No Minimum Acceptance Threshold

Delisting of Northern Data Shares to be Effected Promptly following the Closing of the Offer

Northern Data’s Management Board and Supervisory Board Intend to Support the Offer

Longboat Key, FL. – April 13, 2026 – Rumble Inc. (NASDAQ: RUM), the Freedom-First technology platform, today launched its previously announced exchange offer to acquire all outstanding shares of Northern Data AG (“Northern Data”). Northern Data shareholders can tender their shares starting today. The tender offer period ends on May 9, 2026 at 06:01 hrs (local time in Frankfurt am Main, Germany) / 00:01 hrs (local time in New York), subject to any extension of the exchange offer period and satisfaction or waiver of the conditions to the exchange offer.

The exchange offer provides Northern Data shareholders the opportunity to participate directly in Rumble’s next phase of growth at the intersection of cloud infrastructure, artificial intelligence (AI), and digital media. The proposed combination unites Rumble’s rapidly expanding video platform, media and advertising network, and cloud services with Northern Data’s specialized GPU assets and data center footprint. Together, the combined company would form the foundation of a fully integrated, independent AI and cloud platform with the scale, technology, and balance sheet strength to compete globally.

Transaction has the Potential to Unlock Growth

●	The combined company is expected to benefit from Rumble’s strong balance sheet, publicly listed equity, and the transaction-related accommodations of existing Northern Data debt.

●	Rumble’s strong relationship with Tether, grounded in their joint mission and ethos of decentralization and free speech, further enhances the group’s long-term stability and growth potential, creating a foundation for high-performance computing and AI growth supported by committed institutional partnerships.

●	Tether has made almost $1 billion of investments across Rumble’s platform, including the initial $775 million strategic investment in February 2025 and the November 2025 commitment of $100 million into Rumble’s advertising business over a two-year period.

●	In addition, and conditional upon closing of the exchange offer, Tether has committed to leverage Rumble’s GPU services for its AI division.

●	Furthermore, Rumble and Tether are expected to continue to collaborate on an evolving roadmap of crypto and AI based products and services to augment offerings across video, cloud and AI, including the launch of Rumble Wallet in January 2026, which facilitates transactions from Rumble.com users to content creators in the form of USD₮, USA₮, XAU₮ and Bitcoin.

Rumble’s Relationships and AI Strategy Drive Attractive Pipeline

●	Rumble expects to be able to meet surging AI compute demand through partnerships with hyperscalers.

●	It aims to provide cloud, video, and content delivery network capabilities that are attractive to system integrators and content creators – creating a powerful funnel of partnership opportunities for the combined platform.

Rumble continues to advance its AI initiatives, including video intelligence tools such as Rumble Moments, which identifies key moments across user-generated and creator content, and the Rumble Wallet, a payments infrastructure designed to power future monetization and digital transactions. These initiatives position Rumble as the future parent company of Northern Data to accelerate delivery of next-generation cloud solutions and AI applications. Northern Data’s infrastructure, when combined with Rumble’s go-to-market reach, product portfolio, cloud experience and ecosystem relationships, has the potential to create a commercial opportunity that neither company could achieve independently.

Transaction Details

Each Northern Data shareholder that validly tenders into the exchange offer will, subject to the satisfaction or waiver of the conditions to the exchange offer, receive 2.0281 newly issued shares of Rumble Class A common stock in exchange for each Northern Data share at closing (with customary settlement mechanisms for fractional shares). The Rumble Class A common shares have been included to trading on the Regulated Unofficial Market (Freiverkehr) of the Frankfurt Stock Exchange by a third party.

The offer is not conditioned upon a minimum tender threshold and Rumble has secured the acquisition of shares from Northern Data shareholders that together own approximately 72% of Northern Data’s outstanding shares. The Management Board and Supervisory Board of Northern Data intend to support the offer.

The offer is subject to customary closing conditions, including with respect to regulatory approvals.

Rumble will not enter into a domination and/or profit and loss transfer agreement for a period of at least three years after closing. The management board of Northern Data will terminate the inclusion of the Northern Data shares in trading on the open market promptly following the closing of the tender offer. A separate delisting offer will not be required. Northern Data shareholders who do not tender their shares in the exchange offer will continue to hold shares of Northern Data following closing, and should be aware that the delisting will likely result in a significant reduction in liquidity and price transparency for Northern Data shares, and they may not be able to sell their shares as a result.

The offer document and other information relating to the exchange offer have been published at www.rumble-offer.com.

A Clear Opportunity for Northern Data Shareholders

The exchange offer provides Northern Data shareholders with an opportunity to become stockholders directly in Rumble and thereby participate in the combined company’s drive towards becoming a leading, independent force in AI computation, cloud infrastructure, and digital video innovation.

Northern Data shareholders should carefully review the offer document and all related transaction documents before making any investment decision. Shareholders are advised to seek independent financial and legal advice where appropriate.

About Rumble Inc.

Rumble is a high-growth neutral video platform and cloud services provider. Rumble’s platform products include Rumble Video, a free and subscription-based video sharing and livestreaming platform; Rumble Studio, a multi-platform livestreaming and monetization service for creators; Rumble Advertising Center (RAC), an in-house advertising marketplace; Rumble Wallet, a non-custodial crypto wallet integrated into the platform; and Rumble Cloud, an infrastructure-as-a-service offering comprising compute, storage, security, and networking solutions. Rumble was founded in 2013 and is headquartered in Longboat Key, Florida.

About Northern Data Group

Northern Data AG (ETR: NB2) is a leading provider of full-stack AI and High-Performance Computing (HPC) solutions, leveraging a network of high-density, liquid-cooled, GPU-based technology to enable the world’s most innovative companies. Northern Data has one of the largest GPU clusters for HPC in Europe through its Taiga Cloud business, while its Ardent Data Centers business has approximately 250MW of power deployed or coming online across ten global data centers by 2027. Northern Data enjoys access to cutting-edge chips and hardware for maximum performance and efficiency. To learn more, please visit northerndata.de.

Important information for investors and stockholders

This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be commenced except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and/or a prospectus pursuant to the Regulation (EU) 2017/1129, as amended (the “EU Prospectus Regulation”).

The tender offer referenced in this press release (the “Offer”) is only being made pursuant to (i) the Registration Statement on Form S-4 and related information statement and other relevant documents filed by Rumble with the Securities and Exchange Commission (“SEC”), which has not yet become effective, (ii) a securities prospectus in accordance with the EU Prospectus Regulation (the “EU Prospectus”) filed by Rumble with and approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) and (iii) a separate offer document (the “Offer Document”) which contains the terms and conditions of the Offer in detail as well as other information regarding the Offer. BaFin’s approval only confirms that the EU Prospectus meets the standards of completeness, comprehensibility and consistency required by law and shall not be considered as an endorsement of the Offer or Rumble’s stock. The Offer Document is not subject to review or registration proceedings of any securities regulator neither in nor outside the Federal Republic of Germany, and the Offer Document has not been approved or recommended by any such securities regulator, including the SEC or BaFin. Before making any voting or investment decision, investors and security holders of Northern Data are strongly advised to read (i) the Registration Statement and related information statement and all other relevant documents filed or that will be filed with the SEC, (ii) the EU Prospectus and (iii) the Offer Document in connection with the Offer, as they contain important information about the transaction. The Registration Statement has not yet become effective, and the securities to be issued by Rumble in connection with the Offer may not be sold or exchanged until the Registration Statement becomes effective. Holders of Northern Data shares will need to make their own decision whether to tender shares in the Offer. Investors and security holders of Northern Data may obtain free copies of (i) the Registration Statement and related information statement and all other relevant documents filed or that will be filed with the SEC by Rumble through the website maintained by the SEC at www.sec.gov, (ii) the EU Prospectus and the Offer Document through the website relating to the Offer (www.rumble-offer.com).

Neither the SEC, any U.S. state securities commission nor the BaFin has approved, disapproved or passed any comment upon the adequacy, accuracy or completeness of the disclosure in this press release. Any representation to the contrary is a criminal offense in the United States.

Rumble reserves the right to acquire further Northern Data shares in a manner other than in the context of the Offer on or off the stock exchange and/or enter into corresponding acquisition agreements during the offer period, in each case in accordance with applicable law. Any information about such purchases that is made public in Germany will also be made publicly available in the United States on a comparable basis, including by press release and/or by filing a Form 8-K with the SEC. Rumble is not obliged to adjust the offer consideration as a result of such acquisitions. There will also be no increase of the offer consideration for any other reason.

Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements contained in this press release that are not historical facts are forward-looking statements and include, for example, results of operations, financial condition and cash flows (including revenues, operating expenses, and net income (loss)); our ability to meet working capital needs and cash requirements over the next 12 months; and our expectations regarding future results and certain key performance indicators. Certain of these forward-looking statements can be identified by using words such as “anticipates,” “believes,” “intends,” “estimates,” “targets,” “expects,” “endeavors,” “forecasts,” “could,” “will,” “may,” “future,” “likely,” “on track to deliver,” “continues to,” “looks forward to,” “is primed to,” “plans,” “projects,” “assumes,” “should” or other similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties, and our actual results could differ materially from future results expressed or implied in these forward-looking statements. The forward-looking statements included in this press release are based on our current beliefs and expectations of our management as of the date of this press release. These statements are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include risks related to the pending Northern Data business combination, including our ability to successfully complete the transaction, and, if completed, the success of the business following the transaction; the ability to successfully integrate Rumble’s and Northern Data’s businesses; the risk that the conditions to closing of the transaction are not satisfied in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the transaction; the risk that the transaction can negatively impact the ability of Rumble and Northern Data to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that the combined business may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that Rumble, Northern Data or the post-combination company may not be able to effectively compete, including through product improvements and development; the risk that Rumble, Northern Data or the post-combination company may not be able to meet surging AI compute demand by establishing business relationships with hyperscalers; the risk that the cloud, video, and content delivery network capabilities of Rumble, Northern Data or the post-combination company may not be sufficient to attract and continue to attract interest from system integrators and content creators and to create powerful funnel partnership opportunities for the combined platform; the risk that Rumble, Northern Data or the post-combination company may not be able to accelerate delivery of next-generation cloud solutions and AI applications; our ability to grow and manage future growth profitably over time, maintain relationships with customers, compete within our industry and retain key employees; weakened global economic conditions may affect our business and operating results; our limited operating history makes it difficult to evaluate our business and prospects; we may not grow or maintain our active user base, and may not be able to achieve or maintain profitability; we may fail to maintain adequate operational and financial resources; we may be unsuccessful in attracting new users to our mobile and connected TV offerings; our traffic growth, engagement, and monetization depend upon effective operation within and compatibility with operating systems, networks, devices, web browsers and standards, including mobile operating systems, networks, and standards that we do not control; our business depends on continued and unimpeded access to our content and services on the internet and if we or those who engage with our content experience disruptions in internet service, or if internet service providers are able to block, degrade or charge for access to our content and services, we could incur additional expenses and the loss of traffic and advertisers; we face significant market competition, and if we are unable to compete effectively with our competitors for traffic and advertising spend, our business and operating results could be harmed; we rely on data from third parties to calculate certain of our performance metrics and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business; changes to our existing content and services could fail to attract traffic and advertisers or fail to generate revenue; we derive the majority of our revenue from advertising and the failure to attract new advertisers, the loss of existing advertisers, or the reduction of or failure by existing advertisers to maintain or increase their advertising budgets may adversely affect our business and operating results; we depend on third-party vendors, including internet service providers, advertising networks, and data centers, to provide core services; new technologies have been developed that are able to block certain online advertisements or impair our ability to deliver advertising, which could harm our operating results; we have offered and intend to continue to offer incentives, including economic incentives, to content creators to join our platform, and these arrangements may involve fixed payment obligations that are not contingent on actual revenue or performance metrics generated by the applicable content creator but rather are based on our modeled financial projections for that creator, which if not satisfied may adversely impact our financial performance, results of operations and liquidity; changes in tax rates, changes in tax treatment of companies engaged in e-commerce, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities may adversely impact our financial results; compliance obligations imposed by new privacy laws, laws regulating online video sharing platforms, other online platforms and online speech in certain jurisdictions in which we operate, or industry practices may adversely affect our business, financial performance, and operating results; we may become subject to newly enacted laws and regulations that restrict or moderate content on the internet; we are exposed to significant regulatory, operational, compliance, privacy, and legal risks related to age restriction or verification requirements and children’s online safety laws contemplated or enacted in various U.S. states and foreign jurisdictions; paid endorsements by our content creators may expose us to regulatory risk, liability, and compliance costs, and, as a result, may adversely affect our business, financial condition and results of operations; we have incurred and will incur significantly increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition, and results of operations; and those additional risks, uncertainties and factors described in more detail in Northern Data’s annual and interim financial reports made publicly available and under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025, and in our other filings with the SEC. We do not intend, and, except as required by law, we undertake no obligation, to update any of our forward-looking statements after the issuance of this press release to reflect any future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

For investor relations and US-based media inquiries, please contact:

Shannon Devine

MZ Group, MZ North America

+1 203-741-8811

investors@rumble.com

For German-based media inquiries, please contact:

Thomas Krammer

FTI Consulting

+49 170 2827 848

rumble@fticonsulting.com

Source: Rumble Inc.

5